Credit Suisse Institutional Fund Inc. - Harbinger Portfolio

Obtaining control of Credit Suisse Institutional Fund Inc. -
Harbinger Portfolio:

As of October 31, 2003, SEMA & CO ("Shareholder") owned 0 shares of the Fund, which represented less than 25% of the outstanding shares of the Fund. As of October 31, 2004, Shareholder owned 75,414.781 shares of the Fund, which represented 33.66% of the outstanding shares of the Fund. Shareholder acquired 75,414.781 shares on July 28, 2004 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning more than 25% of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund as of October 31, 2004. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.